Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended March 31,
	2003		2002

Net loss	$(143)		$(146)
Class A Unitholders (ownership percentage)	x	99%	x	99%
Net loss allocable to Class A Unitholders	$(141)		$(144)
Class A Units outstanding	7,500		7,500
Net loss per Class A Unit	$(0.02)		$(0.02)